UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	December 31, 2020

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________

PART I — REGISTRANT INFORMATION

3D Systems Corporation

Full Name of Registrant

N/A

Former Name if Applicable

333 Three D Systems Circle

Address of Principal Executive Office (Street and Number)

Rock Hill, South Carolina 29730

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

3D Systems Corporation (the “Company”) is unable to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) within the prescribed period without unreasonable effort or expense to the Company. The Form 10-K cannot be filed by the prescribed due date because additional time, resources and effort are required to complete work related to a further examination of the Company’s presentation of cash flows associated with the divestiture process for its Cimatron and GibbsCam software businesses.

The Company expects to file the Form 10-K no later than 15 calendar days from the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew M. Johnson	(803) 326-3900
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 2, 2021, the Company furnished a Current Report on Form 8-K to the Securities and Exchange Commission that included a press release announcing the Company’s unaudited financial results for the fourth quarter and year ended December 31, 2020. The Company does not expect any material changes to the financial results reported in such press release.

As reflected in the Company’s press release dated March 1, 2021:

•	Revenue for the quarter ended December 31, 2020 was $172.7 million, compared to $168.2 million for the quarter ended December 31, 2019;

•	Operating income for the quarter ended December 31, 2020 was $0.7 million, compared to operating loss of $4.7 million for the quarter ended December 31, 2019;

•	Net loss for the quarter ended December 31, 2020 was $19.8 million, compared to $4.7 million for the quarter ended December 31, 2019;

•	Revenue for the year ended December 31, 2020 was $557.2 million, compared to $636.4 million for the year ended December 31, 2019;

•	Operating loss for the year ended December 31, 2020 was $119.0 million, compared to $57.1 million for the year ended December 31, 2019; and

•	Net loss for the year ended December 31, 2020 was $149.6 million, compared to $69.6 million for the year ended December 31, 2019.

3D Systems Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2021	By:	/s/ Andrew M. Johnson
Name: Andrew M. Johnson
Title: Executive Vice President,
Chief Legal Officer and Secretary